

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Via E-mail
Bernardo Hees
President and Chief Executive Officer
H.J. Heinz Company
1 PPG Place, Suite 3100
Pittsburgh, Pennsylvania 15222

> **Re: H.J. Heinz Company**
> **Hawk Acquisition Intermediate Corporation II**
> **Registration Statement on Form S-4**
> **Filed March 10, 2014**
> **File No. 333-194441**

Dear Mr. Hees:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   As written, the first paragraph of the prospectus cover page appears to contemplate that you are registering an offering of the Old Notes. Please revise your disclosure to clarify that you are offering registered Exchange Notes for outstanding Old Notes.

Market and Industry Data, page iv

2.   We note your statements that you have not independently verified the market and industry data used in your prospectus, you "cannot assure [us] as to the accuracy and completeness of this information," and your "beliefs and estimates based on such data, may not be reliable." Because you are responsible for the disclosure contained in your registration statement, please revise to eliminate any language suggesting otherwise, such as your suggestion that your beliefs and estimates may not be reliable.

Exhibit 5(i)

3.   The third paragraph includes several references to parties "other than the Issuer," which would appear to include the Guarantors. For example, counsel includes an assumption as to the due authorization, execution, and delivery of all documents by such parties. Please obtain and file a revised opinion that does not make those assumptions as to the Guarantors. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

4.   Please obtain and file a revised opinion which precisely identifies the items covered. For example, we note that the defined term "Guarantees" in the first paragraph of the opinion is not repeated in part of clause (iii) of the fifth paragraph, which states that "the Exchange notes and *guarantee* have been duly executed and authenticated in accordance with the provisions of the Indenture."

5.   Counsel's opinion expressly excludes all law other than the internal law of the State of New York and the General Corporation Law of the State of Delaware. However, we note that H.J. Heinz Company is incorporated in the State of Pennsylvania and certain co-registrant guarantors are incorporated in the States of California and Idaho. Please ensure that you provide a legal opinion covering all relevant jurisdictions. See Section II.B.1.e of Staff Legal Bulletin No. 19.

General

6.   We note that you are registering the 4.25% Second Lien Senior Secured Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter which states that you are registering the exchange offer in reliance on our position contained in those letters and which includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

7.   Please file as an exhibit a form of the Letter of Transmittal referenced at page 13 and elsewhere.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Josh Korff